January 17, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Fisher Wallace Laboratories, Inc.

Amendment Withdrawal (1-A-W)

Request for Withdrawal of Offering Statement on Form 1-A/A

Filed January 11, 2023

File No. 024-11229

To Whom It May Concern,

On behalf of Fisher Wallace Laboratories, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the SEC) of an inadvertent EDGAR filing submission error. On January 11, 2023, the Company filed with the SEC (via EDGAR) an Offering Statement on Form 1-A (File No. 024-11229) under form type 1-A/A (accession no. 0001104659-23-002982) instead of 1-A. The Company hereby withdraws Offering Statement on Form 1-A under form type 1-A/A filed on January 11, 2023. The Company has refiled the Offering Statement on Form 1-A under form type 1-A on January 17, 2023 to correct this error.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (949) 887-8877, or email me at jeff@alliancelegalinc.com.

Yours truly,

/s/ Alliance Legal Partners

By Jeffrey S. Marks, President